Evotec SE

Annual General Meeting on 22.06.2022

Voting Results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%	
2		Resolution discharging the members of the Management Board of liability for financial year 2021.	114,558,078	64.87	113,891,454	99.42	666,624	0.58	passed
3		Resolution regarding formal approval of the actions of the members of the Supervisory Board for fiscal year 2021.	98,288,840	55.65	85,377,042	86.86	12,911,798	13.14	passed
4		Resolution regarding the appointment of the auditor for the annual financial statements and the consolidated financial statements for financial year 2022 and the appointment of the auditor for any review of additional financial information during the year	115,956,047	65.66	115,950,281	99.99	5,766	0.01	passed
5		Resolution on re-election to the Supervisory Board - Ms Camilla Macapili Languille	115,988,514	65.68	115,898,760	99.92	89,754	0.08	passed
6		Resolution regarding the creation of new authorised capital with the possibility of precluding subscription rights and amendment of § 5 para 5 of the Articles of Association (Authorised Capital 2022)	115,990,873	65.68	112,690,434	97.15	3,300,439	2.85	passed
7		Resolution on creating contingent capital for the issue of subscription rights to Management Board members of Evotec SE, members of management boards of affiliated companies in Germany and abroad and selected managers of Evotec SE and affiliated companies in Germany and abroad as part of a Share Performance Plan 2022 (SPP 2017), based on a resolution of authorisation and amendments to the articles of association.	115,990,405	65.68	107,621,622	92.78	8,368,783	7.22	passed
8		Resolution to approve the Remuneration Report 2021	115,953,082	65.66	61,659,204	53.18	54,293,878	46.82	passed
9		Resolution to approve the revised remuneration system for the Management Board	115,953,187	65.66	109,555,112	94.48	6,398,075	5.52	passed

The proposed resolutions as published in the Federal Gazette of 16.05.2022 were put to the vote.